UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Nano Dimension Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.10 par value
 (Title of Class of Securities)

63008G104
(CUSIP Number)

August 1, 2019
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63008G104	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Itshak Sharon (Tshuva)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 7,940,437 (*) (**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 7,940,437(*) (**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,940,437(*) (**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.45% (*) (***)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) The number of shares includes 4,205,760 Ordinary Shares held in 841,152 of the issuer's ADR.

(***) Based on 178,452,661 Ordinary Shares outstanding as of August 1, 2019 (as reported by the Tel Aviv Stock Exchange on its website).

CUSIP No. 63008G104	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Delek Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 7,940,437 (*) (**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 7,940,437 (*) (**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,940,437 (*) (**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.45% (*) (***)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) The number of shares includes 4,205,760 Ordinary Shares held in 841,152 of the issuer's ADR.

(***) Based on 178,452,661 Ordinary Shares outstanding as of August 1, 2019 (as reported by the Tel Aviv Stock Exchange on its website).

CUSIP No. 63008G104	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS The Phoenix Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 7,940,437 (*) (**)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 7,940,437 (*) (**)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,940,437 (*) (**)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.45% (*) (***)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) The number of shares includes 4,205,760 Ordinary Shares held in 841,152 of the issuer's ADR.

(***) Based on 178,452,661 Ordinary Shares outstanding as of August 1, 2019 (as reported by the Tel Aviv Stock Exchange on its website).

Item 1.  (a)               Name of Issuer:

Nano Dimension Ltd.

(b)	Address of Issuer's Principal Executive Offices:

2 Ilan Ramon, Ness Ziona, Israel 7403635

Item 2. (a)	Name of Person Filing:

1. Itshak Sharon (Tshuva)

2. Delek Group Ltd.

3. The Phoenix Holdings Ltd.

The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of the Phoenix Holdings Ltd. (the “Subsidiaries”).   The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.

The Phoenix Holdings Ltd. is a controlled subsidiary of Delek Group Ltd.  The majority of Delek Group Ltd.'s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder is held by the public.

(b)	Address of Principal Business Office:

The address of Itshak Sharon (Tshuva) and Delek Group Ltd. is 19 Abba Eban blvd, P.O.B. 2054, Herzliya, 4612001, Israel.

The address of the Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(c)	Citizenship:

1. Itshak Sharon (Tshuva) - Israel

2. Delek Group Ltd. - Israel

3. The Phoenix Holdings Ltd. - Israel

(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.10 par value

(e)	CUSIP Number:

63008G104

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Persons or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group.  In addition, each of the Filing Persons and Subsidiaries disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Persons or Subsidiaries that they are the beneficial owners of any of the Ordinary Shares covered by this Statement, and each of Filing Persons and Subsidiaries disclaims beneficial ownership of any such Ordinary Shares.

As of August 1, 2019, the securities reported herein were held as follows:

	Ordinary Shares		Percentage of total Ordinary Shares outstanding
Excellence "nostro" accounts	--		--
Excellence provident funds	--		--
Excellence trust funds	839,057		0.47%
Excellence ETF's	--		--
The Phoenix "nostro" accounts	433,508	(1)	0.24%
The Phoenix pension	--		--
Linked insurance policies of Phoenix	--		--
Partnership for Israeli shares (2)	5,910,416	(3)	3.31%
Partnership for investing in shares indexes (2)	757,456		0.42%
Partnership for international shares (2)	--		--

(1) The number of shares includes 298,840 Ordinary Shares held in 59,768 of the issuer's ADR.
(2) All ownership rights in this partnership belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement.
(3) The number of shares includes 3,906,920 Ordinary Shares held in 781,384 of the issuer's ADR.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of: See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of: See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2019

Itshak Sharon (Tshuva) /s/ Itshak Sharon (Tshuva) By: Itshak Sharon (Tshuva)

Delek Group Ltd. /s/ Leora Pratt Levin By: Leora Pratt Levin* Title: V.P. Legal Affairs

/s/ Gabi Last By: Gabi Last* Title: Chairman

The Phoenix Holdings Ltd. /s/ Eli Schwartz By: Eli Schwartz** Title: Chief Financial Officer

/s/ Menachem Neeman By: Menachem Neeman** Title: Chief Legal Counsel and Corporate Secretary

* Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 2 to this Schedule 13G.

** Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 3 to this Schedule 13G.

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing by and among the Reporting Persons, dated as of March 18, 2019 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on March 18, 2019).

Exhibit 2	Notice of resolution of the Board of Directors of Delek Group Ltd., dated as of February 7, 2018 (incorporated herein by reference to Exhibit 2 to the Schedule 13G filed on March 18, 2019).

Exhibit 3	Notice of resolution of the Board of Directors of the Phoenix Holdings Ltd., dated as of January 30, 2018 (incorporated herein by reference to Exhibit 3 to the Schedule 13G filed on March 18, 2019).